July 24, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:    Tonya Aldave

Re:	Westinghouse Air Brake Technologies Corporation

Registration Statement on Form S-4 (No. 333-219354)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00P.M., Eastern Time, on Wednesday, July 26, 2017, or as soon thereafter as is practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Kristen L. Stewart of K&L Gates LLP at (412) 355-8975, or in her absence, Jeffrey W. Acre of K&L Gates LLP of K&L Gates at (412) 355-6506.

Very truly yours,

By:	/s/ David L. DeNinno
David L. DeNinno
Executive Vice President,
General Counsel and Secretary